December 15, 2022

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company Post-Effective Amendment No. 3 to Registration Statement on Form S-1, File No. 333-252851 (the “Registration Statement”)

Dear Mr. Williams:

We are filing today Post-effective Amendment No. 3 to the above-referenced Registration Statement for Amplify 2.0. Please note that the registration statement for Amplify 2.0 NF is addressed in a separate correspondence. The purpose of this amendment is to make the following changes to the product for contracts issued after a certain date:

•Eliminate the indicative rates process and initial Segment Term Period bailout provision; instead declaring rates for the initial Segment Term Period on the Contract Date.
•Remove the “claw back” of Free Withdrawals upon a surrender.
•Change the Interest Adjustment to apply only in instances where Withdrawal Charges apply. Ergo, it will not apply to Free Withdrawals, RMDs, Death Benefit payments, annuitizations, Terminal Illness Waivers, or Confinement Waivers.
•Update the Equity Adjustment formula and disclosures based on emerging statutory guidance.

Subject to state approvals, we are targeting for these changes to be effective for new contract holders by the end of June 2023. We have listed the date in brackets in this filing, but will have it finalized prior to requesting acceleration. Because these changes only apply to contracts issued after that date, you will see disclosure explaining the differences for contracts issued before and after that date. We have also created Appendix E to consolidate disclosures applicable to contracts issued prior to the effective date of these changes. Please note that this filing does not include financial information or section 16 information. We will add that information in a subsequent post-effective amendment when 2022 financial statements are available.

We respectfully request that the Staff of the Securities and Exchange Commission afford the above-referenced post-effective amendment to the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

To assist with your review, I will email you a redline of the Registration Statement, which reflects the changes described in this letter as well as a few clarifying updates. The removal of financials and section 16 is not highlighted in the redline. A summary of the substantive changes are as follows:

•Cover Page: Reflects changes to the Interest Adjustment.
•Section 1: Removes Bailout Rate definition and edits Free Withdrawal and Interest Adjustment definitions to reflect Interest Adjustment changes.
•Section 2:
oSegment Options. Reflects changes to the rate declaration process and removal of the initial Segment Term Period bailout provision.
oInterim Value Calculation. Reflects changes to the Interest Adjustment.
oDeath Benefit. Reflects changes to the Interest Adjustment.
•Section 3: Reflects removal of the claw back of Free Withdrawals upon a surrender and removes a bailout provision reference.
•Section 4: Reflects changes to the Interest Adjustment.
•Section 6: Reflects changes to the Interest Adjustment vis-à-vis the Death Benefit.
•Section 7: Reflects changes to the Interest Adjustment and removes a bailout provision reference.
•Section 8: Reflects changes to the rate declaration process and removal of the initial Segment Term Period bailout provision.
•Section 10: Reflects changes to the Interest Adjustment and Equity Adjustment.
•Section 12: Reflects changes to the Interest Adjustment.
•Appendix A: Reflects changes to the Interest Adjustment and Equity Adjustment.
•Appendix E: Adds a new appendix preserving disclosures for contracts issued before the effective date of these changes.

Please contact me if you have any questions or comments on the filings. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company